Changes in Registrant’s Certifying Accountant

As a result of the reorganization of the Predecessor Funds into the Aristotle Funds Series Trust on April 17, 2023, Deloitte & Touche, LLP was dismissed as the independent registered public accounting firm for the Predecessor Funds, series of Pacific Funds Series Trust. The Board, upon the recommendation of the Trust’s audit committee, selected Tait, Weller & Baker LLP as independent registered public accounting firm for the Aristotle Funds Series Trust effective April 17, 2023. The audited reports by Deloitte & Touche, LLP on the financial statements of the Predecessor Funds as of and for the fiscal years ended March 31, 2023 and 2022, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the last two fiscal years ended March 31, 2023, and March 31, 2022 there were no (1) disagreements with Deloitte & Touche, LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events (as defined in Regulation S-K 304(a)(1)(v)).

During the last two fiscal years ended March 31, 2023 and March 31, 2022 (i) the Predecessor Funds did not (a) consult with Tait, Weller & Baker LLP as to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements or (b) receive a written report or oral advice that Tait, Weller & Baker LLP concluded was an important factor considered in reaching a decision as to such accounting, auditing, or financial reporting issue; and (ii) the Predecessor Funds did not consult Tait, Weller & Baker LLP on any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1) (iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304 (a)(1)(v) of Regulation S-K).

Aristotle Funds Series Trust has provided Deloitte & Touche, LLP with a copy of the disclosures required by Item 304(a) of Regulation S-K contained in this Current Report on Form N-CSR and has requested that Deloitte & Touche, LLP furnish the Aristotle Funds Series Trust with a letter addressed to the Securities and Exchange Commission stating whether Deloitte & Touche, LLP agrees with the statements made by the Aristotle Funds Series Trust in this Current Report on Form N-CSR and, if not, stating the respects in which it does not agree. A copy of Deloitte & Touche, LLP’s letter, dated November 29, 2023, is filed as Exhibit 13(a)(4) to this Current Report on Form N-CSR.

Deloitte & Touche LLP

695 Town Center Drive Suite 1000 Costa Mesa, CA 92626 USA

Tel: 714 436 7100
Fax: 714 436 7200
www.deloitte.com

November 29, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Auditor Change Notes of the additional notices in the semi-annual report of Aristotle Funds Series Trust included in Form N-CSR dated November 29, 2023, and we agree with the statements made therein.

Yours truly,

DELOITTE & TOUCHE LLP